UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934
                                (Amendment No. 10)

                              NET PERCEPTIONS, INC.
                       (Name of Subject Company (Issuer))

                           OBSIDIAN ENTERPRISES, INC.
                       (Names of Filing Person (Offeror))

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)
                            ________________________
                                   64107 U 101
                      (CUSIP Number of Class of Securities)

                                Timothy S. Durham
                             Chief Executive Officer
                           Obsidian Enterprises, Inc.
                         111 Monument Circle, Suite 4800
                           Indianapolis, Indiana 46204
                            Telephone: (317) 237-4055
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                             Stephen J. Dutton, Esq.
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                            Telephone: (317) 236-1313

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
           Transaction Valuation*                 Amount of Filing Fee**
--------------------------------------------------------------------------------
                 $11,206,411                            $906.60

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 28,734,388 (the number of shares of common stock of the subject company outstanding as of October 31, 2003) by $.39 (the value of each share of subject company as of December 12, 2003).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals 0.00008090% of the transaction valuation.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $906.60    Filing Party: Obsidian Enterprises, Inc.
    Form or Registration No.: Form S-4  Date Filed: December 15, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 15, 2003, as amended and supplemented by the following amendments (as amended and supplemented, this "Schedule TO"):

     o    Amendment No. 1 filed with the Commission on December 17, 2003;

     o    Amendment No. 2 filed with the Commission on December 23, 2003;

     o    Amendment No. 3 filed with the Commission on January 21, 2004;

     o    Amendment No. 4 filed with the Commission on February 17, 2004;

     o    Amendment No. 5 filed with the Commission on February 20, 2004;

     o    Amendment No. 6 filed with the Commission on February 27, 2004;

     o    Amendment No. 7 filed with the Commission on March 5, 2004;

     o    Amendment No. 8 filed with the Commission on March 9, 2004; and

     o    Amendment No. 9 filed with the Commission on March 11, 2004.

This Schedule TO relates to the offer (the "Offer") by Obsidian Enterprises, Inc., a Delaware corporation ("Obsidian"), to exchange each issued and outstanding share of common stock, par value $.0001 per share (the "Net Perceptions Shares"), of Net Perceptions, Inc., a Delaware corporation ("Net Perceptions"), for 3/100 of a share of common stock, par value $.0001 of Obsidian ("Obsidian Shares") and $0.20 per share in cash. In lieu of fractional shares, cash will be provided in an amount equal to the value of the fractional share.

Obsidian has filed a registration statement with the Commission on Form S-4 (Reg. No. 333-111191) relating to the Obsidian Shares to be issued to stockholders of Net Perceptions in the Offer (as amended, the "Registration
Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus") and the related Letter of Transmittal. Obsidian has filed the following amendments to the Registration Statement:

     o    Amendment No. 1 filed with the Commission on December 17, 2003; and

     o    Amendment No. 2 filed with the Commission on March 11, 2004.

On March 11, 2004, Obsidian released a statement in response to Net Perceptions' March 10, 2004 press release.

A copy of the March 11, 2004 press release is incorporated by reference into this Schedule TO.

ITEM 12.  EXHIBITS.

(a)(5)(ix)  Press Release issued by Obsidian, dated March 11, 2004


                                   SIGNATURES



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to Schedule TO is true, complete and correct.

                                           OBSIDIAN ENTERPRISES, INC.

                                           By: /s/ Timothy S. Durham
                                              ----------------------------------
                                              Timothy S. Durham
                                              Chief Executive Officer


Date:   March 11, 2004